UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2013

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RRsat Global Communications Network Ltd.

On April 7, 2013, Viola Group, a private equity firm (“Viola”), announced that on April 4, 2013 it entered into a series of agreements to acquire (i) approximately 13% of the Registrant’s shares from Kardan Communications Ltd. (“Kardan”) and (ii) approximately 7% of the Registrant’s shares from David Rivel (“Rivel”), the Registrant’s founder, director and former Chief Executive Officer, for a purchase price of approximately $8.00 per ordinary share of the Registrant.

Below is a summary of the transaction between Viola and Kardan. The information below is based solely on information included in a public report filed by Kardan in Israel on April 7, 2013:

1.
On April 4, 2013, Kardan entered into a share purchase agreement (the “Purchase Agreement”) with Viola to sell 2,255,053 ordinary shares of the Registrant for a purchase price of approximately $18 million (reflecting a purchase price per share of $8.00).

2.
In addition to the sale of the shares, Viola granted Kardan a put option to sell an additional 2% of the Registrant’s ordinary shares at a purchase price of $8.00 per share for a period of 6 months commencing September 30, 2013, and Kardan granted Viola a call option to purchase an additional 2% of the Registrant’s ordinary shares at a purchase price of $10.00 per share for a period of 12 months commencing September 30, 2013.

3.
The transaction between Viola and Kardan is subject to several conditions to closing, including (i) the receipt of regulatory approvals, including the approval of the Israeli Ministry of Communications and the Antitrust Authority, (ii) the completion of the transaction between Viola and another shareholder and (iii) the approval of a lending bank to whom Kardan’s shares are pledged.

4.
Kardan reported that in accordance with its outstanding shareholders agreement with two other shareholders of the Registrant it is required to offer such shareholders the right to tag-along to the sale on a pro-rata basis.

5.
Concurrently with the execution of the Purchase Agreement, Viola and Kardan entered into a shareholders agreement with respect to their holdings of the Registrant’s shares (the “Shareholders Agreement”).  Following are the principal terms of the Shareholders Agreement:

a.	Kardan granted Viola a proxy authorizing Viola to vote the Registrant shares held by Kardan, other than with respect to transactions in which Viola has a personal interest.

b.
Viola agreed to vote in general meetings of shareholders in favor of a director nominee appointed by Kardan, provided the shares of the Registrant held by Viola, together with the shares of the Registrant for which Viola shall have voting rights at such time, shall enable Viola to appoint at least two directors, and provided further that at the time of the vote Kardan owns at least 7% of the Registrant’s shares.

c.
The parties set restrictions on transferability of shares, including a restriction until March 31, 2014 on the sale of the shares of the registrant remaining with Kardan and conditions to the sale of such shares after March 31, 2014 for a period of 30 months (the “Restriction Period”).

d.	After the Restriction Period: a mutual right of first offer, a mutual tag-along right and a bring-along right with respect to the shares held by Kardan.

e.	The Shareholders Agreement shall be terminated if the shareholding level of each of the parties falls below certain thresholds.

f.
In the event Kardan sells Registrant shares to a third party, then, to the extent Viola does not exercise its right to purchase such shares, the third party purchaser shall not be subject to the restrictions in the Shareholders Agreement, as set forth therein.

The Registrant is not a party to any of the agreements listed in this report.  The information included in this report is based solely on information publicly disclosed by Kardan and Viola.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ ORNA NAVEH
Name:	Orna Naveh
Title:	General Counsel and Secretary

Date: April 8, 2013